Filed by Lifezone Metals Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GoGreen Investments Corporation

Commission File No. 001-40941

Lifezone Metals Announces Completion of S-K 1300 Technical Report
Summary Disclosing a Total of 40.4 Mt Resource Attributable to Lifezone
Metals for the Kabanga Nickel Project in Tanzania

February 27, 2023, 06:00AM Eastern Standard Time

Dar es Salaam (Tanzania), London (United Kingdom) – Lifezone Holdings Limited (“Lifezone Metals” or the “Company”) has previously announced entry into a Business Combination Agreement with GoGreen Investments Corporation (NYSE:GOGN), a publicly traded company on the NYSE (“GoGreen”), and also $90 million of investment by BHP Billiton (UK) DDS Limited (“BHP”) (ASX:BHP) directly in Kabanga Nickel Limited (“Kabanga Nickel”). Today, Lifezone Metals is pleased to announce a Technical Report Summary (“TRS”) estimating mineral resources for the Company’s Kabanga nickel project in Tanzania (the “Kabanga Project”) has been furnished on Form 8-K by GoGreen.

Highlights:

●	Lifezone Metals believes that the Kabanga Project comprises one of the world’s largest and highest grade nickel sulfide deposits[1]

●	Total resource attributable to Lifezone Metals of 40.4 Mt, including contained metal of 2,925 Mlb NiEq23[2] grading at 3.28%, 2,325 Mlb nickel grading at 2.61%, 311 Mlb copper grading at 0.35% and 171 Mlb cobalt grading at 0.19%. Mineral resources are reported showing only the Lifezone Metals attributable tonnage portion, which is 69.713% of the total at February 15, 2023

●	This is the first time that mineral resource estimates at the Kabanga Project have been reported in accordance with Item 1300 of Regulation S-K (“S-K 1300”) promulgated by the U.S. Securities and Exchange Commission

●	Development at the Kabanga Project is underway and, as previously announced, is supported by an aggregate of $100 million of investments from BHP Billiton (UK) DDS Limited (“BHP”) in Kabanga Nickel and Lifezone Metals, and the business combination previously announced with GoGreen Investments Corporation (NYSE:GOGN)

The TRS has been prepared in accordance with S-K 1300 for Lifezone Metals on the Kabanga Project. The TRS is a preliminary technical and economic study of the economic potential of the Kabanga Project mineralisation to support the disclosure of mineral resources.

The TRS sets forth total reported measured, indicated and inferred resources for the Kabanga Project attributable to Lifezone Metals of 40.4 Mt, including contained metal of 2,925 Mlb NiEq23 grading at 3.28%, 2,325 Mlb nickel grading at 2.61%, 311 Mlb copper grading at 0.35% and 171 Mlb cobalt grading at 0.19%. Mineral resources are reported showing only the Lifezone Metals attributable tonnage portion, which is 69.713% of the total at February 15, 2023. The 2022 NiEq cut-off grade is 0.58% NiEq. Metal price assumptions used for cut-off grade determination were $9.50/lb for nickel, $4.00/lb for copper and $26.00/lb for cobalt.

The TRS was furnished on February 24, 2023 by GoGreen as an exhibit to a Current Report on Form 8-K. The information contained in this news release is qualified in its entirety by reference to the complete text of the TRS. You are encouraged to read the TRS in its entirety for a complete description of the TRS and the mineral resource estimates contained therein.

[1]	Based on analysis of the largest undeveloped nickel deposits from S&P Capital IQ Pro, as modified per public data on each mining project. The Kabanga Project’s resource metrics reflect the measured, indicated and inferred resources referred to in the TRS.

[2]	The 2023 nickel equivalent (NiEq23) formula is as follows: NiEq23 (%) = Ni% + Cu% x 0.411 + Co% x 2.765. The 2023 NiEq cut-off grade is 0.58% NiEq.

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Chris Showalter, CEO of Lifezone Metals, stated: “The publication of the technical report summary for the Kabanga Project is an important step forward in the development of the project. Drilling and test work on the Kabanga Project continue as we increase our understanding of what we believe is one of the world’s most important new sources of sulfide nickel supply for global battery metals markets. We believe Lifezone Metals’ proprietary hydrometallurgical processing technology is key to unlocking the value of the Kabanga Project, which we believe has the potential to significantly reduce carbon emissions in battery metals refining compared to traditional smelting and refining – ultimately contributing to the production of cleaner battery metals.”

John Dowd, CEO of GoGreen, commented: “It is an honor to be part of the team working to bring Lifezone Metals public on the NYSE. The data in this report indicates that this is one of the largest and highest grade undeveloped nickel sulfide projects in the world. We look forward to continued collaboration with BHP to bring this resource into production.”

About the Kabanga Project

The Kabanga Project is an exploration-stage project. Lifezone Metals believes that the Kabanga Project, located in north-west Tanzania, comprises one of the world’s largest and highest grade nickel sulfide deposits.

The Kabanga Project is located within the East African nickel belt which extends 1,500 km along a north-east trend that extends from Zambia in the south-west, though the Democratic Republic of Congo, Burundi, Rwanda, Tanzania and Uganda in the north-east, and straddles the western boundary of the Tanzania Craton to the east and the eastern boundary of the Congo Kasai Craton to the West. The intrusions that host the known potentially economic nickel-bearing massive sulfide zones in the Kabanga Project area, namely North, Tembo, Main and MNB, are found within steeply dipping and overturned metasediments, dipping to the west (70° to 80°) with a north — north east strike orientation (025°) from Main to North zone, changing to a north-east strike orientation (055°) from North to Tembo. For more information, see Section 6 of the TRS.

A resource definition drill program is underway and ongoing at North and Tembo to support the definitive feasibility study mine plan and reserve statement.

A memorandum of understanding has been signed with Tanesco, the Tanzanian national electricity supplier, regarding the connections of interim and permanent power supply for construction and operational needs via a new high voltage overhead line to Kabanga. Consultation is also ongoing with Tanroads and Tanzania Railways Corporation regarding the upgrades and improvements of existing roads to support Kabanga’s concentrate road transport from Kabanga to Kahama and rail to allow final metals product transport from Kahama to Dar es Salaam.

Lifezone Metals recently announced the completion of BHP’s additional $50 million investment in Kabanga Nickel, with which Lifezone Metals will continue to progress work on the resource definition drilling, early works, resettlement and the definitive feasibility study for the Kabanga Project.

Mineral Resources

The mineral resource estimates set forth in the TRS are based on the mineral resources reported by Glencore Canada Corporation and Barrick Gold Corporation, as current in their respective 2016 annual reports. The nickel-equivalent grade and the modifying factors for the cut-off grade were updated with 2023 assumptions for reporting of the mineral resource estimates.

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Only the portion of the total mineralisation that is attributable to Lifezone Metals’ interest in the property is shown in the table below. The mineral resource estimates have an effective date of 15 February 2023.

Kabanga Mineral Resource Estimates as at 15 February 2023

Mineral Resource Classification	Lifezone Metals Tonnage (Mt)	Grades				Contained Metal
		NiEq23 (%)	Ni (%)	Cu (%)	Co (%)	NiEq23 (Mlb)	Ni (Mlb)	Cu (Mlb)	Co (Mlb)
Tembo
Measured	4.9	3.03	2.34	0.32	0.20	325	251	34	22
Indicated	2.2	2.20	1.69	0.22	0.15	108	83	11	7
Inferred	2.1	3.05	2.41	0.31	0.18	140	111	14	8
Tembo Total	9.2	2.83	2.20	0.29	0.19	573	445	60	37
North
Measured	4.7	3.37	2.64	0.35	0.21	348	273	37	22
Indicated	11.9	3.80	3.05	0.41	0.21	998	801	107	55
Inferred	12.0	3.29	2.64	0.35	0.18	868	698	93	48
North Total	28.6	3.52	2.81	0.37	0.20	2,214	1,772	236	125
Main
Measured	–	–	–	–	–	–	–	–	–
Indicated	2.14	2.44	1.92	0.28	0.15	115	91	13	7
Inferred	–	–	–	–	–	–	–	–	–
Main Total	2.14	2.44	1.92	0.28	0.15	115	91	13	7
MNB
Measured	–	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–	–
Inferred	0.51	1.98	1.52	0.20	0.13	22	17	2	2
MNB Total	0.51	1.98	1.52	0.20	0.13	22	17	2	2
Overall Mineral Resource
Measured	9.6	3.20	2.49	0.34	0.21	673	525	71	43
Indicated	16.3	3.40	2.71	0.36	0.19	1,221	974	131	70
Inferred	14.6	3.21	2.57	0.34	0.18	1,031	826	109	58
Total	40.4	3.28	2.61	0.35	0.19	2,925	2,325	311	171

1.	Mineral resources are reported exclusive of mineral reserves. There are no mineral reserves to report.

2.	Mineral resources are reported showing only the Lifezone Metals attributable tonnage portion, which is 69.713% of the total.

3.	Cut-off uses the NiEq23 using a nickel price of $9.50/lb, copper price of $4.00/lb, and cobalt price of $26.00/lb with allowances for recoveries, payability, deductions, transport, and royalties. NiEq23% = Ni% + Cu% x 0. 411 + Co% x 2.765.

4.	The point of reference for mineral resources is the point of feed into a processing facility.

5.	All mineral resources in the TRS were assessed for reasonable prospects for eventual economic extraction by reporting only material above a cut-off grade of 0.58% NiEq23.

6.	Totals may vary due to rounding.

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For further details, see Section 11 of the TRS.

The metal prices used in the TRS are based on an internal assessment of recent market prices, long-term forward curve prices and consensus among analysts regarding price estimates. The prices selected are at the upper range of long-term consensus price forecasts over the last 10 years. This is an optimistic view of prices for use in the mineral resource cut-off grade analysis to ensure that the mineral resource does not exclude material that can be included in further studies for defining mineral reserves.

Metal price assumptions used for cut-off grade determination were $9.50/lb for nickel, $4.00/lb for copper and $26.00/lb for cobalt. A nickel concentrate is assumed to be produced on site, and then transported to the multi-metal mineral processing facility to produce final nickel, copper and cobalt metal, with transport of final nickel, copper and cobalt metal to Dar es Salaam, and export to markets for sale. Markets for nickel, copper and cobalt are well established and decarbonisation plans and activities have indicated that they will add to demand of these metals. The demand for these metals is expected to be robust in the long term. As yet, no contracts or detailed marketing studies have been prepared by Lifezone Metals.

Initial Assessment

The TRS describes the mineral resource estimates of the Kabanga Project. The initial assessment assumes an underground mining rate of 2.2 Mtpa. The mining method is underground stopping with backfill, and the extracted mineralised material will feed into an on-site concentrator. Concentrate is assumed to be transported to an off-site hydrometallurgical processing facility to produce final nickel, copper and cobalt metal, with transport of the final metal to Dar es Salaam and export to markets for sale.

A cash flow analysis was not performed for the Kabanga Project. The initial assessment has been prepared to demonstrate reasonable prospects of economic extraction, not the economic viability of the mineral resource estimates. The initial assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorised as mineral reserves, and there is no certainty that this economic assessment will be realised.

The Qualified Person has concluded that the mineral resource estimates meet reasonable prospects for eventual economic extraction.

For more information, see Section 1.6.4 of the TRS.

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About Lifezone Metals

Lifezone Metals is a modern metals company creating value across the battery metals supply chain from resource to metals production and recycling. Our mission is to provide commercial access to proprietary technology and cleaner metals production through a scalable platform underpinned by our tailored hydromet technology. This technology has the potential to be a cleaner and lower cost alternative to smelting, allowing us to responsibly and cost-effectively provide cleaner metals.

By pairing Tanzania’s Kabanga project, which we believe is one of the largest and highest-grade undeveloped nickel sulfide deposits in the world, with our proprietary hydromet technology, we will work to unlock the value of a key new source of supply to global battery metals markets. We partner with BHP on Kabanga as we aim to empower Tanzania to achieve full value in-country and become the next premier source of nickel.

www.lifezonemetals.com

Business Combination with GoGreen Investments Corporation

Lifezone Metals announced on December 13, 2022 a business combination agreement GoGreen (NYSE: GOGN). The business combination between Lifezone Metals and GoGreen is subject to customary closing conditions, including regulatory approvals.

About GoGreen Investments Corporation

GoGreen is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. GoGreen is led by Chief Executive Officer John Dowd.

Contacts

Lifezone Metals

Natasha Liddell

Executive Vice President ESG & Communications

info@lifezonemetals.com

Media Enquiries

Tom Batchelar

TAB Communications

tom@tabcommunications.co.uk

+44 (0) 7814 964 287

Daniel Thole

Fletcher Advisory

daniel@fletcheradvisory.com

+44 (0) 7821 571 308

GoGreen Investments John Dowd John@gogreeninvestments.com

Qualified Person

The TRS was prepared by Raymond Kohlsmith, BSc (Hons.) (Geol) 1980, P.Geo (1044) PGO Canada, a “qualified person” as defined in S-K 1300 (the “Qualified Person”). The Qualified Person is employed by Tembo Nickel Corporation Limited, an indirect subsidiary of Lifezone Metals, as Exploration Geology Manager. The scientific and technical information contained in this news release has been reviewed and approved by the Qualified Person.

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Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen Investments Corporation (“SPAC”) and Lifezone Metals, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, including the efficacy of Lifezone Metals’ proprietary hydromet mineral processing technology (the “Hydromet Technology”) and the development of, and processing of mineral resources at, the Kabanga project, and other statements that are not historical facts.

These statements are based on the current expectations of SPAC and/or Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SPAC and Lifezone Metals. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by SPAC’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Lifezone Metals or SPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Lifezone Metals and SPAC; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; Lifezone Metals’ development of, and processing of mineral resources at, the Kabanga project; the effects of competition on Lifezone Metals’ business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals Limited (“Holdings”) to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone Metals) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone Metals’ Hydromet Technology. Accordingly, Lifezone Metals’ Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone Metals expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone Metals and its stakeholders.

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Additional Information and Where to Find It

In connection with the business combination Holdings intends to file with the SEC a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, SPAC will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that SPAC will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of SPAC as of a record date to be established for voting on the business combination. Shareholders of SPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: GoGreen Investments Corporation, One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

Participants in the Solicitation

Holdings, Lifezone Metals, SPAC and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Lifezone Metals, SPAC in the registration statement on Form F-4 to be filed with the SEC by Holdings, which will include the proxy statement of SPAC for the business combination. Information about SPAC’s directors and executive officers is also available in SPAC’s filings with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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